                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

         (Mark One)

         [x] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required).

         For the fiscal year ended November 30, 1994

                                       Or

         [ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required).

         For the transition period from _____________ to _____________

         Commission File Number: 1-10160

           UNION PLANTERS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                              (Full Title of Plan)

                           UNION PLANTERS CORPORATION
        (Name of Issuer of Certain Securities Held Pursuant to the Plan)

                          7130 GOODLETT FARMS PARKWAY
                            MEMPHIS, TENNESSEE 38018
                                 (901) 383-6000

                              REQUIRED INFORMATION

The Union Planters Corporation 401(k) Retirement Savings Plan is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as permitted by Paragraph 4.

The Union Planters Corporation 401(k) Retirement Savings Plan Financial Statements and Additional Information as of November 30, 1994 and 1993 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

ADDITIONAL EXHIBIT:

         B      Consent of Price Waterhouse LLP

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                       UNION PLANTERS CORPORATION 401(k)
                       RETIREMENT SAVINGS PLAN

Date: May 25, 1995

                       By:      /s/ Emmett J. House
                                -----------------------------------------------
                                Emmett J. House, a Co-Administrator of the Plan


                       By:      /s/ M. Kirk Walters
                                -----------------------------------------------
                                M. Kirk Walters, a Co-Administrator of the Plan


                       By:      /s/ John W. Parker
                                -----------------------------------------------
                                John W. Parker, a Co-Administrator of the Plan

                                   EXHIBIT A

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
NOVEMBER 30, 1994 AND 1993

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
INDEX TO THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
- --------------------------------------------------------------------------------

                                                                                                Page
Report of Independent Accountants                                                                  4

Financial Statements

 Statement of Net Assets Available for Benefits                                                    5

 Statement of Changes in Net Assets Available for Benefits                                         6

 Notes to Financial Statements                                                                  7-12

Additional Information

 Schedule of Investments at November 30, 1994                                                  13-16

 Schedule of Reportable Transactions for the Year Ended November 30, 1994                         17





         All other schedules required by the Department of Labor Rules and Regulations are omitted because they are not applicable or the required information is included in the financial
                       statements or accompanying notes.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative Committee of the Union Planters Corporation 401(k)
Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Union Planters Corporation 401(k) Retirement Savings Plan (the "Plan") at November 30, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, various plans were merged with the Plan during the year ended November 30, 1994.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA").
Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP
Memphis, Tennessee
May 19, 1995

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
- --------------------------------------------------------------------------------

                                                                                       NOVEMBER 30,
                                                                                 1994               1993
                                                                                 ----               ----
ASSETS
 Investments, at fair value
  Short-term investments                                                     $ 3,727,860         $ 4,343,254
  U.S. Treasury securities                                                     1,945,048           3,724,662
  U.S. Government agency securities                                            2,989,571           1,490,294
  Municipal obligations                                                          500,000             507,400
  Corporate notes                                                              6,225,304           6,857,158
  Mutual funds                                                                15,991,842          15,874,159
  Equity in common trust fund                                                  8,458,320           8,408,601
  Notes receivable from participants                                             177,234             101,858
                                                                             -----------         -----------
    Total investments (cost of $37,964,805 in 1994 and
     $36,942,070 in 1993)                                                     40,015,179          41,307,386

 Cash                                                                            702,118                 100
 Due from brokers                                                              2,397,290
 Accrued interest and dividends receivable                                       260,687             209,272
 Contributions receivable                                                        289,989             312,425
                                                                             -----------         -----------
    NET ASSETS AVAILABLE FOR BENEFITS                                        $43,665,263         $41,829,183
                                                                             ===========         ===========





   The accompanying notes are an integral part of these financial statements.

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
- --------------------------------------------------------------------------------

                                                                                   FOR THE YEAR ENDED
                                                                                       NOVEMBER 30,
                                                                                 1994                1993
                                                                                 ----                ----
INVESTMENT INCOME
  Interest and dividends                                                     $ 2,205,364         $ 1,688,688
  Net realized loss on sale of investments                                      (434,429)            (44,867)
  Net change in unrealized (depreciation)
    appreciation in the fair value of investments                             (1,613,986)          1,450,747
                                                                             -----------         -----------
    Net investment income                                                        156,949           3,094,568
                                                                             -----------         -----------

CONTRIBUTIONS AND ROLLOVERS
  Employee contributions                                                       3,402,754           2,955,203
  Employer contributions                                                       2,678,287           2,159,381
  Rollovers of assets (Note 6)                                                 1,105,992           1,668,068
                                                                             -----------         -----------
    Total contributions and rollovers                                          7,187,033           6,782,652
                                                                             -----------         -----------

    Total additions                                                            7,343,982           9,877,220

DISTRIBUTIONS
  Payments to participants                                                    (5,932,110)         (3,264,409)
                                                                             -----------         -----------
    Net increase                                                               1,411,872           6,612,811
    Mergers of other plans (Note 1)                                              424,208           2,788,520
    Net assets at beginning of period                                         41,829,183          32,427,852
                                                                             -----------         -----------
    NET ASSETS AT END OF PERIOD                                              $43,665,263         $41,829,183
                                                                             ===========         ===========





   The accompanying notes are an integral part of these financial statements.

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accompanying financial statements of Union Planters Corporation (the "Corporation") 401(k) Retirement Savings Plan (the "Plan") are prepared using the accrual basis of accounting.

    BASIS OF PRESENTATION

    During the year ended November 30, 1994, various plans of the Corporation's subsidiaries were merged with the Plan as follows:

                                                        MERGER                                NET ASSETS
                 NAME                                    DATE                               AT MERGER DATE
                 ----                                   ------                              --------------
    First Citizens Bank                            January 1, 1994                             $120,069
     401(k) Savings Plan

    First National Bank of Shelbyville             July 7, 1994                                 304,139
     401(k) Plan                                                                               --------
                                                                                               $424,208
                                                                                               ========



    INVESTMENT SECURITIES

    Investments of the Plan are stated at fair value determined by quoted prices in an active market, if available. The fair value shown for equity in common trust fund investments represents the estimated fair value as determined in good faith by the Trustee of the fund. Many factors are considered in arriving at fair value; however, the realization value is the primary factor. The Plan recognizes realized gains and losses using the revalued cost method whereby realized gains and losses are calculated on sales proceeds less current value at the beginning of the year or acquisition cost if acquired during the year. Unrealized gains and losses are calculated as current value of the investment held at the end of the year less the current value at the beginning of the year or acquisition cost if acquired during the year. Investment securities transactions are recorded on a trade-date basis.

    DISTRIBUTIONS PAYABLE

    In accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, "Audits of Employee Benefit Plans" dated May 1, 1994, benefit payments payable to terminated participants totaling $1,022,160 and $2,038,639 at November 30, 1994 and 1993, respectively, have not been included in the statement of net assets available for benefits.

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

2.  PLAN DESCRIPTION

    The Union Planters Corporation Thrift and Savings Plan and the Union Planters Corporation Thrift and Savings Trust were adopted effective January 1, 1982 and restated effective January 1985 to maintain compliance with certain legislative requirements which had been revised. Effective January 1, 1989, the Union Planters Corporation Thrift and Savings Plan was converted into the Union Planters Corporation 401(k) Retirement Savings Plan.

    The Plan is a defined contribution plan available to all employees of the Corporation and its participating subsidiaries who complete one year of service and work 1,000 or more hours per year. Participation may be elected by the employee beginning any month following the satisfaction of the eligibility requirements. In order to participate, the employee must elect a Member Basic Contribution, which may be 1% to 16% of the employee's gross salary up to $200,000 or Base Pay if Base Pay is greater than $200,000. The maximum contribution allowable by law was $8,994 and $8,728 for Plan years ending November 30, 1994 and 1993, respectively, and is increased each year based on the cost of living index. This contribution is made through pretax payroll deductions and is matched by the Corporation up to 6% of compensation based on a percentage determined by the employee's length of service as follows: 50% for employees with up to 10 years of participating service, 75% for employees with 10 to 25 years of participating service and 100% for employees with 25 or more years of participating service. The matching percentage for employees who have participated in the Plan since its inception is determined based on their years of total service rather than their participating service.

    Once the Member Basic Contribution has been elected, the employee may elect several additional contribution options (none of which are matched by the Corporation) as follows:

    Flex dollar contribution - an employee may elect to have all or a portion of Corporation provided flexible benefit dollars invested in their Plan account.

    Rollover contribution - an employee receiving a lump sum distribution from a qualified retirement plan may choose to invest all or part of that distribution in the Plan. Participation in the Member Basic Contribution in prior periods is not required to make a rollover contribution.

    In addition to the normal matching of Member Basic Contributions, the Corporation may elect to contribute an additional discretionary amount to the Plan. No such additional contributions were made in 1994 or 1993.

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

2.  PLAN DESCRIPTION (CONTINUED)

    Plan participants are 100% vested in their contributions and the flex dollar contributions made on their behalf. They are also 100% vested in the related earnings through the most recent Plan year end. Any earnings accruing during the year in which an employee terminates are forfeited by the employee unless distribution of account balance is delayed until after the end of the Plan year. Vesting in Corporation contributions and related earnings commences after 5 years of participating service with 100% vesting. Total vesting may also occur upon total disability, death, retirement or other events as defined.

    Contributions of the members and the forfeitures for the preceding year are allocated on each annual valuation date prior to taking into account the Corporation contributions. Upon retirement, total disability or death, participants or their beneficiaries become eligible for distribution within 60 days following the Plan year end. Upon termination, participants become eligible for distributions within 60 days following the end of the month of such termination.

    The Plan Administrator may make loans to Plan participants, former participants and beneficiaries only for purposes of purchasing a primary residence or for post-secondary education of an immediate family member.

    The Plan is administered by a 401(k) Retirement Savings Plan Administrative Committee (the "Committee") composed of certain Corporation affiliated members appointed by the Corporation's Board of Directors (the "Board"). A Plan Trustee is appointed by the Board and receives all contributions and pays benefits in accordance with instructions given by the Committee. In 1986, the Board appointed Union Planters National Bank as Trustee of the Plan.

    Although it has expressed no intent to do so, the Corporation has the right under the terms of the Plan to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. In such event, Plan participants would become 100% vested in all contributions and earnings.

    All necessary expenses of the Plan may be paid by the Plan. However, the Corporation has customarily paid these expenses and presently intends to continue this practice.

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

3.  INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS AVAILABLE FOR BENEFITS

    The following schedule details investments which represent 5% or more of net assets available for benefits at November 30, 1994:

                                                              UNITS/
              NAME OF INVESTMENT                            PAR VALUE            COST             FAIR VALUE
              ------------------                            ---------            ----             ----------
    SHORT TERM INVESTMENTS
    ----------------------

       AIM Institutional Prime Fund                         3,627,860         $3,627,860          $3,627,860

    MUTUAL FUNDS
    ------------
       Federated Growth Trust                                 150,265          3,051,618           3,074,421
       Fidelity Advisor Equity Portfolio Income               163,469          2,225,000           2,610,595
       Fidelity Magellan Fund, Inc.                            50,286          3,286,756           3,312,353
       Scudder Capital Growth Fund                            129,404          2,647,610           2,476,791

    EQUITY IN COMMON TRUST FUND
    ---------------------------
       Westport Bank & Trust Company
         Managed Guaranteed Investment
         Contract Fund                                        434,196          6,066,786           8,458,320

4.  REALIZED LOSS ON SALE OF INVESTMENTS

     The net realized loss on sale of investments is summarized as follows:

                                                                                       FOR THE YEAR ENDED
                                                                                          NOVEMBER 30,
                                                                                       1994           1993
                                                                                       ----           ----
          U.S. Treasury securities                                                  $(260,317)      $(31,262)
          U.S. Government agency securities                                          (103,905)
          Corporate notes                                                             (99,356)       (13,605)
          Mutual funds                                                                (32,939)
          Equity in common trust fund                                                  62,088
                                                                                    ---------       --------
              Net realized loss on sale of investments                              $(434,429)      $(44,867)
                                                                                    =========       ========

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

5.    UNREALIZED (DEPRECIATION) APPRECIATION

      The net change in unrealized (depreciation) appreciation in the fair value of investments is summarized as follows:

                                                                                    FOR THE YEAR ENDED
                                                                                       NOVEMBER 30,
                                                                                  1994                1993
                                                                                  ----                ----
      U.S. Treasury securities                                                $   (90,156)        $  113,854
      U.S. Government agency securities                                          (108,433)           (26,689)
      Municipal obligations                                                        (7,400)             5,485
      Corporate notes                                                            (320,931)           119,370
      Mutual funds                                                             (1,524,697)           809,616
      Equity in common trust fund                                                 437,631            429,111
                                                                              -----------         ----------
        Net change in unrealized (depreciation)
        appreciation in the fair value of investments                         $(1,613,986)        $1,450,747
                                                                              ===========         ==========


6.  ROLLOVERS OF ASSETS

    During 1994 and 1993, the Plan received rollovers of account balances from various participants in retirement and benefit plans of various subsidiaries of the Corporation along with individual rollovers totaling $1,105,992 and $1,688,068, respectively.

7.  RELATED PARTY TRANSACTIONS

    Certain plan investments are shares of a money market fund managed by Union Planters National Bank. Union Planters National Bank is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest. As previously noted, all necessary expenses of the Plan have been customarily paid by the Corporation.

8.  INCOME TAX STATUS

    The Plan received a favorable determination letter from the Internal Revenue Service dated April 5, 1986 indicating that the Plan is qualified under Internal Revenue Code Section 401(a) and therefore not subject to tax under Section 501(a). A determination letter has been requested regarding the amendments to the Plan relative to qualification under
    Section 401(k) and the Tax Reform Act of 1986. The Corporation believes the amendments to the Plan qualify under the Internal Revenue Code of 1986.

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

9.  SUBSEQUENT EVENTS

    Effective December 1, 1994, the Plan was amended to allow participants to self-direct investments into five different funds. The Plan's assets were allocated to the five investment funds in accordance with participants' directions.

    Also, subsequent to November 30, 1994, several additional plans of the Corporation's subsidiaries were merged with the Plan by transferring approximately $1,290,000 of net assets.

UNION PLANTERS CORPORATION                                            SCHEDULE I
401(k) RETIREMENT SAVINGS PLAN
SCHEDULE OF INVESTMENTS AT NOVEMBER 30, 1994
- --------------------------------------------------------------------------------

                                                              UNITS/                                 FAIR
NAME OF INVESTMENT                                           PAR VALUE            COST               VALUE
- ------------------                                           ---------            ----               -----
SHORT-TERM INVESTMENTS
- ----------------------

  AIM Institutional Prime Fund                               3,627,860         $3,627,860         $3,627,860

* Union Planters National Bank
    Hi-Yield Masternote                                        100,000            100,000            100,000
                                                             ---------         ----------         ----------
          Total Short-Term Investments                       3,727,860          3,727,860          3,727,860
                                                             ---------         ----------         ----------


U. S. TREASURY SECURITIES
- -------------------------

    7.875%, due 1/15/98                                        250,000            256,563            251,093

    6.75%, due 6/30/99                                         800,000            794,000            768,248

    7.5%, due 11/15/2001                                       500,000            509,062            490,935

    7.25%, due 5/15/2016                                       475,000            455,423            434,772
                                                             ---------         ----------         ----------
          Total U.S. Treasury securities                     2,025,000          2,015,048          1,945,048
                                                             ---------         ----------         ----------


U. S. GOVERNMENT AGENCY SECURITIES
- ----------------------------------

  Federal Home Loan Mortgage Corporation
   CMO, 7.5%, due 8/15/2002                                    750,000            795,703            715,312

  Federal Home Loan Mortgage Corporation MBS,
   7.0%, due 12/15/2019                                        459,493            468,395            445,134

  Federal Home Loan Mortgage Corporation Notes,
   8.44%, due 10/27/2004                                       750,000            737,988            738,090

  United States of America GSA Participation
   Certificate,  7.9%, due 11/15/2003                          500,000            493,750            491,250

  United States Government GTD Development
   SBA Certificate, 7.45%, due 12/01/2012                      638,069            621,697            599,785
                                                             ---------         ----------         ----------
       Total U. S. Government agency securities              3,097,562          3,117,533          2,989,571
                                                             ---------         ----------         ----------


  * Represents an investment with a party-in-interest.  See Note 7.

UNION PLANTERS CORPORATION                                            SCHEDULE I
401(k) RETIREMENT SAVINGS PLAN
SCHEDULE OF INVESTMENTS AT NOVEMBER 30, 1994
- --------------------------------------------------------------------------------

                                                               UNITS/                                 FAIR
NAME OF INVESTMENT                                            PAR VALUE             COST              VALUE
- ------------------                                            ---------             ----              -----
MUNICIPAL OBLIGATIONS
- ---------------------
  Texas Public Finance Authority,
   dated 12/01/91, 6.45%, due
   12/01/94                                                    500,000            500,000            500,000
                                                               -------            -------            -------

CORPORATE NOTES
- ---------------
  Carco Autoloan Master Trust 91-3, dated 8/8/91,
   7.875%, due 3/15/98                                         500,000            506,797            501,550

  Countrywide Credit Floating Rate Note,
   dated 4/22/94, 6.53%, due 7/22/99                           500,000            499,750            494,688

  Ford Capital, dated 8/15/91, 9.0%, due 8/15/98               325,000            323,606            332,670

  Ford Motor Credit Corporation Floating Rate
   Notes, dated 2/15/94, 6.07%, due 2/15/99                    500,000            500,000            492,500

  GMAC Medium Term Note, dated 2/19/93,
   6.9%, due 2/19/98                                           600,000            586,902            575,400

  Morgan Stanley, Inc. Floating Rate Note,
   dated 3/22/94, 6.35%, due 3/22/99                           500,000            500,000            493,750

  Second Attransco Tanker Corporation, dated 8/21/86,
   8.5%, due 6/15/2002                                         250,000            250,625            250,000

  Shipco Inc. Title XI, dated 12/8/77, 8.1%, due
   5/12/2002                                                   515,000            527,587            508,562

  Sony Capital Corporation Medium Term Note,
  dated 4/15/92, 8.02%, due 4/15/99                            650,000            650,000            636,974

  Standard Credit Card Trust 1990-1-A, dated
  2/26/90, 9.0%, due 3/10/95                                   350,000            348,040            352,520

  Sulphur Carriers Inc., dated 10/26/94, 8.3%,
  due 10/15/2009                                               400,000            400,000            396,500

UNION PLANTERS CORPORATION                                            SCHEDULE I
401(k) RETIREMENT SAVINGS PLAN
SCHEDULE OF INVESTMENTS AT NOVEMBER 30, 1994
- --------------------------------------------------------------------------------

                                                              UNITS/                                 FAIR
NAME OF INVESTMENT                                           PAR VALUE            COST               VALUE
- ------------------                                           ---------            ----               -----
  Sun America Inc. Medium Term Note, dated
   1/13/94, 6.58%, due 1/15/2002                               600,000            607,458            536,880

  Tandy Master Trust Series A, dated 6/18/91,
   8.25%, due 4/15/99                                          648,253            643,594            653,310
                                                             ---------         ----------         ----------
          Total corporate notes                              6,338,253          6,344,359          6,225,304
                                                             ---------         ----------         ----------


MUTUAL FUNDS
- ------------

  AIM Equity Funds, Inc. - AIM
    Weingarten Fund                                            103,799          1,670,000          1,763,538

  Federated Growth Trust                                       150,265          3,051,618          3,074,421

  Fidelity Advisor Equity Portfolio Income                     163,469          2,225,000          2,610,595

  Fidelity Magellan Fund, Inc.                                  50,286          3,286,756          3,312,353

  MEDA Inc. Common Stock                                           125                  1                125

  Federated Mini Cap Index Fund                                 35,797            420,000            399,857

  Scudder Capital Growth Fund                                  129,404          2,647,610          2,476,791

  Scudder Development Fund                                      55,560          1,915,000          1,620,692

  Scudder Global Fund                                           31,345            800,000            733,470
                                                             ---------         ----------         ----------
          Total mutual funds                                   720,050         16,015,985         15,991,842
                                                             ---------         ----------         ----------


EQUITY IN COMMON TRUST FUND
- ---------------------------
  Westport Bank & Trust Company
    Managed Guaranteed Investment Contract
    Fund (Trust Employer Identification
    Number 62-0859006)                                         434,196          6,066,786          8,458,320
                                                             ---------         ----------         ----------

UNION PLANTERS CORPORATION                                            SCHEDULE I
401(k) RETIREMENT SAVINGS PLAN
SCHEDULE OF INVESTMENTS AT NOVEMBER 30, 1994
- --------------------------------------------------------------------------------

                                                               UNITS/                               FAIR
NAME OF INVESTMENT                                           PAR VALUE           COST               VALUE
- ------------------                                           ---------           ----               -----
NOTES RECEIVABLE FROM PARTICIPANTS
- ----------------------------------
  Notes receivable from participants, secured by
   vested interests in plan assets, interest at
   7.0% to 9.5% (Union Planters National Bank
    floating consumer prime rate), with maturities
    of one to five years                                       177,234            177,234            177,234
                                                            ----------        -----------        -----------
          Total investments                                 17,020,155        $37,964,805        $40,015,179
                                                            ==========        ===========        ===========

UNION PLANTERS CORPORATION                                           SCHEDULE II
401(k) RETIREMENT SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS(1)
FOR THE YEAR ENDED NOVEMBER 30, 1994
- --------------------------------------------------------------------------------

                                         DESCRIPTION              PURCHASE/
     NAME OF INVESTMENT                OF TRANSACTIONS         SALES PRICE(2)              MARKET VALUE
     ------------------                ---------------         --------------              ------------

AIM Institutional Prime Fund         Various Deposits           $13,604,301                 $13,604,301
                                     Various Withdrawals         14,319,695                  14,319,695





(1) Reportable transactions are individual or groups of similar transactions as defined which exceed 5% of Plan assets as of the beginning of the year.

(2) There were no net gains or losses on the transactions nor any expenses incidental to these transactions.

                                                                      EXHIBIT B


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the previously filed Registration Statement on Form S-8 (No. 33-55257) of Union Planters Corporation of our report dated May 19, 1995 appearing on page 4 of Exhibit A of this Annual Report on Form 11-K of the Union Planters Corporation 401(k) Retirement Savings Plan for the year ended November 30, 1994.





/s/Price Waterhouse LLP
Memphis, Tennessee
May 25, 1995